UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 8)

                        Penril DataComm Networks, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  709 352 108
                                (CUSIP Number)

                                JAMES J. CRAMER
                                100 Wall Street
                                   8th Floor
                              New York, NY  10005
                           Tel. No.:  (212) 742-4480
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                 May 16, 1996
                    (Date of Event which Requires Filing of
                                this Statement)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].







                            PAGE 1 OF 8 PAGES

                               SCHEDULE 13D


CUSIP NO. 709 352 108                              PAGE  2  OF  8 PAGES


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             J.J. Cramer & Co.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A)
                                                             (B) X

3            SEC USE ONLY

4            SOURCE OF FUNDS

             N/A

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                               [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  634,250
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        -0-

             9                   SOLE DISPOSITIVE POWER

                                        634,250

             10                  SHARED DISPOSITIVE POWER

                                        57,500

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             691,750

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                              [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.9%

14           TYPE OF REPORTING PERSON

             CO

                              SCHEDULE 13D


CUSIP NO. 709 352 108                               PAGE  3  OF  8  PAGES



1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              James J. Cramer

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A)
                                                              (B) X

3             SEC USE ONLY

4             SOURCE OF FUNDS

              N/A

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                              [ ]

6             CITIZENSHIP OR PLACE OF ORGANIZATION

              7                      SOLE VOTING POWER
NUMBER OF
SHARES                                      -0-
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
              8                      SHARED VOTING POWER

                                            634,250

              9                      SOLE DISPOSITIVE POWER

                                            -0-

              10                     SHARED DISPOSITIVE POWER

                                            691,750

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              691,750

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                     [ ]

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.9%

14            TYPE OF REPORTING PERSON

              IN

                                 SCHEDULE 13D



CUSIP NO. 709 352 108                                 PAGE  4  OF  8  PAGES




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Karen L. Cramer

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A)
                                                             (B) X
3            SEC USE ONLY

4            SOURCE OF FUNDS

             N/A

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                               [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        634,250

             9                   SOLE DISPOSITIVE POWER

                                        -0-

             10                  SHARED DISPOSITIVE POWER

                                        691,750

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             691,750

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                      [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.9%

14           TYPE OF REPORTING PERSON

             IN

CUSIP NO. 709 352 108                                PAGE  5  OF  8  PAGES



ITEM 1.  SECURITY AND ISSUER.

     The undersigned hereby amends the statement on Schedule 13D, dated

August 21, 1995, as amended by Amendment No. 1, dated September 7, 1995, as amended by Amendment No. 2, dated September 27, 1995, as amended by Amendment

No. 3, dated October 11, 1995, as amended by Amendment No. 4, dated

October 26, 1995,  as amended by Amendment No. 5, dated November 10, 1995,

as amended by Amendment No. 6, dated January 2, 1996 and as amended by

Amendment No. 7, dated February 7, 1996 (the "Statement"), filed by the undersigned relating to the Common Stock, par value $0.01 per share of

Penril DataComm Networks, Inc., a Delaware corporation, as set forth below.

Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Statement is hereby amended and restated to read in its entirety as follows:

Of the 691,750 Shares held by the Reporting Persons, 634,250 Shares were purchased with the personal funds of the Partnership in the aggregate amount of $3,997,056.56 and 57,500 Shares were purchased with the personal funds of GAM in the aggregate amount of $541,230.00.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) of the Statement are hereby amended and restated to read in their entirety as follows:

(a) This statement on Schedule 13D relates to 691,750 Shares beneficially owned by the Reporting Persons, which constitute approximately 6.9% of the issued and outstanding Shares.

(b) The Manager has sole voting and dispositive power with respect to 634,250 Shares and shared dispositive power with GAM with respect to the 57,500 Shares. GAM has sole voting power with respect to 57,500 Shares. James Cramer and Karen Cramer have shared voting and dispositive power with respect to 634,250 Shares and shared dispositive power with respect to 57,500 Shares.

(c) Since the last filing date, the Reporting Persons purchased and sold shares of the Common Stock on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. All of such purchases and sales were made on the open market.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Statement is amended by (i) deleting on the second line the number "817,550" and replacing it with the number "634,250" and (ii) deleting on the fourth line the number "132,500" and replacing it with the number

"57,500."



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CUSIP NO. 709 352 108                                  PAGE  6  OF  8  PAGES




                              SIGNATURES



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  May 29, 1996

                                       J.J. CRAMER & CO.



                                       By: /S/JAMES J. CRAMER
                                       ----------------------------
                                       Name:  James J. Cramer
                                       Title: President



                                       /S/JAMES J. CRAMER
                                       ----------------------------
                                       James J. Cramer



                                       /S/KAREN L. CRAMER
                                       ----------------------------
                                       Karen L. Cramer

CUSIP NO. 709 352 108                                 PAGE  7  OF  8  PAGES



                               EXHIBIT B

                     Transactions in Common Stock
                         of The Company Since
                         the Last Filing Date


CRAMER PARTNERS, L.P.



TRADE DATES     NO. OF SHARES PURCHASED/SOLD        COST (SALES PRICE) PER SHARE         TYPE
  2/14/96                    7,500                              7.875                      S
  3/04/96                    5,000                              8.000                      S
  3/11/96                   10,000                              7.031                      P
  3/18/96                   10,000                              6.625                      P
  3/22/96                   10,000                              6.813                      P
  3/25/96                    5,000                              6.000                      P
  3/26/96                   20,000                              5.875                      P
  3/28/96                    5,000                              6.125                      P
  3/29/96                    5,000                              6.250                      P
  4/01/96                    2,100                              6.375                      S
  4/15/96                   60,000                              7.999                      S
  4/16/96                   10,000                              8.433                      S
  4/16/96                   10,000                              8.433                      S
  4/16/96                   10,000                              8.433                      S
  5/15/96                   50,000                              9.750                      S
  5/16/96                   83,700                              9.6647                     S
  5/16/96                   10,000                              9.750                      S



  CUSIP NO. 709 352 108                               PAGE  8  OF  8  PAGES

TRADE DATE      NO. OF SHARES PURCHASED/SOLD        COST (SALES PRICE) PER SHARE         TYPE
  2/12/96                    5,000                              8.000                      S
  2/13/96                    5,000                              7.750                      P
  2/14/96                    5,000                              8.000                      S
  2/14/96                    5,000                              8.000                      S
  3/04/96                    5,000                              8.000                      S
  3/27/96                      300                              6.125                      P
  3/29/96                    2,500                              6.250                      P
  4/12/96                    9,000                              7.368                      S
  4/15/96                   20,000                              7.999                      S
  4/16/96                   10,000                              8.433                      S
  4/25/96                   15,000                              8.375                      P
  5/01/96                   20,000                              8.531                      S
  5/15/96                   50,000                              9.750                      S
  5/16/96                   26,300                              9.6647                     S
  5/24/96                   42,500                              9.4260                     P
  5/28/96                   15,000                              9.3750                     P


